Offering Statement for PropertyClub, Inc.

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   PropertyClub, Inc.

   25 Broadway, 9th Floor

WeWork, Attn: PropertyClub, Ste 5021
new york, NY 10004

Eligibility

2. **The following are true for PropertyClub, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   ### Andrew Weinberger

   Andrew Weinberger is the President and CEO of PropertyClub, Inc., since January 2008. He has an extensive background in real estate and Proptech, having held various roles the real estate industry in New York City since 2013, notably leading Blu Realty and Meier Groups' leasing and rental divisions. Andrew's experience and expertise has ranged from sales and new business development to new agent hiring & training as well as product management/development. In the prior 3 years, Andrew has been founder and CEO of LeaseHop Inc (Jan 2016-2018), Leasing Manager at Blu Realty Group (Jan 2015-Oct 2015) and Senior Agent (Jan 2014 - March 2014) and Director of Leasing (March 2014-Jan 2015) at Meier Group

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Andrew Weinberger

Securities:	82,880
Class:	Common Stock
Voting Power:	99.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Business: PropertyClub is a next generation real estate platform that hopes to revolutionize the way people market, search for, buy, sell, rent or invest in real estate. PropertyClub provides a service whereby users can: post property listings, search for property listings, verify and review property listings, communicate with other users through our chat and messaging systems, and indicate interest in leasing or buying properties. The Business Plan: PropertyClub's business model is based on providing a SaaS solution to individuals looking to market their properties. Users are expected to be able to list their properties on PropertyClub's platform by purchasing a subscription or by paying on a per listing basis. Users may also redeem "PropertyClub Coins" (a digital assets that is solely intended to be a rewards currency on the platform) for these services. PropertyClub is also involved in using blockchain technology to improve and enhance our marketplace. Currently our rewards currency (PropertyClub Coin) is deployed to help foster the growth of our community as well as to improve and act as a guarantee of listing quality. To our knowledge are the first real estate platform to create a rewards currency and anticipate this creating a significant competitive advantage for us. We plan on continuing to develop and integrate blockchain technology into our platform in an attempt to enhance our marketplace and give us a potential competitive advantage over our competitors. The use of blockchain technology as well as the creation of our rewards currency (PropertyClub Coin), is expected to benefit us by; i) Enabling us to offer new experiences to users (such as earning PropertyClub Coins for verifying and reviewing properties; ii) Helping us expand the market and our revenues by using blockchain technology to facilitate the digital transfer of property and/or the tokenization of real estate assets; iii) Creating global network effects that, to our knowledge, competitors marketplaces' do not currently exhibit; and iv) Create monetary advantages for our users by lowering fees associated with the marketing, management, renting, and purchase of real estate as well as creating the monetary advantages for the Company by enabling us to be part of the payment flow and extract more favorable economics (while most of our competitors act simply as media companies).

Risk Factors

7. **Material factors that make an investment in PropertyClub, Inc. speculative or risky:**

   1. The Company is in an early stage of development. The Company faces all risks associated with a company in the early stages of development. Such risks include, among other things, competition from well established and well capitalized companies. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources at their disposal and thus may be better equipped to develop, market and commercialize service. These competitors will also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Our competitors may be able to commercialize products more rapidly or effectively than we are able to. Because the Company is focused on product development and user growth the Company has not generated any revenues to date and expects to generate operating losses for the foreseeable future. Profitability may not be achieved for some time, and the Company may need to raise additional capital to achieve profitability.

   2. The Company relies heavily on our technology including blockchain technology, but we may at times be limited by regulatory or legal challenges. While the Company's use of blockchain technology creates a potential strategic advantage over our competitors it is not without risks. Regulation specific to digital assets (such as the PropertyClub Coin), and blockchain technologies, is currently under development. Regulations are likely to evolve rapidly and vary significantly among U.S. federal, state and local or non-U.S. jurisdictions, and are subject to significant uncertainty. Certain countries impose significant regulations on blockchain projects. Various legislative and executive bodies in the Unites States, China, Singapore and other countries are considering, or may in the future consider, laws, regulations, guidance, or bother actions, which may have a negative impact on the Company's ability to operate its business and utilize PropertyClub Coins as part of its business. Failure by the Company to comply with any laws, rules and regulations, some of which may not yet exist or may be subject to interpretation or change, could result in a variety of materially adverse consequences, including civil penalties and fines.

   3. The development and commercialization of products and services in our industry is highly competitive. Intense competition in the markets in which we compete could prevent us from generating or maintaining profitability. Our Company is well positioned, we are amongst the first real estate platforms to use blockchain technology, and the first to have a fully operational marketplace with a rewards currency, but our industry is highly competitive and only expected to become increasingly competitive in the future. We may face additional competition from new startups entering the industry or from large, existing companies, any of which may have more capital than we have. Furthermore, we must continually develop new products while enhancing, maintaining and improving our existing products to remain competitive. This process requires significant research, design, testing, and development, which is costly and may not directly result in new revenues or profits.

   4. Maintaining and expanding our impeccable reputation and brand image are essential to our business success. We are actively engaged in efforts to maintain, extend, and expand our brand image through marketing, advertising, public relations, user promotions, and product innovation. The real estate industry has faced increase attention and scrutiny when it comes to

marketing. The advent of stricter regulations on marketing could limit our ability to maintain, extend, and expand our brand. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products and services, even if the regulatory or legal action is unfounded or not material to our operations. Furthermore, we increasingly rely on social media to help maintain, extend and expand our brand image. The growing use of social and digital media increases the speed and extend that information or misinformation and opinions can be shared. Negative posts or comments about us and/or our brand or products on social and digital media, whether valid or not, could seriously damage our brand and reputation. If we do not maintain, extend and expand our brand image our operating results and financial condition could be materially and adversely affected.

5. Our business plan contains forward-looking statements regarding the design and development of new technology, products and services including blockchain based technology, products, and services which may not be achievable with the amount of capital the Company is attempting to raise in this offering. While the funds raised in this offering will be used to achieve the Company's near term goals of further growing, developing and promoting our existing marketplace and products, including our existing rewards currency, PropertyClub Coin, the Company can make no guarantee that these funds will be enough to achieve our long term goals. The company may need to procure additional funds in addition to the amount raised in this offering to achieve said long term goals and there is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If we are unable to raise sufficient capital in the future, and unable to achieve profitability with the funds raised from this offering, we will not be able to execute our long term goals and business plan, our operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

6. We rely heavily on our technology and intellectual property, including trademarks in order to operate our business, and may have to litigate to enforce our intellectual property rights and help maintain our competitive advantages. As our business expands, protecting our intellectual property will become increasingly important. To protect our rights in our services and technology we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with our employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services technology, obtain information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. The efforts we have made to protect our intellectual property may not be sufficient or effective and may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected and may not prevent unauthorized parties from copying aspects of our services, using similar domain names, or obtaining and using information, marks or technology we regard as proprietary. Effectively policing the unauthorized use of our services and technology is time consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. We may have to litigate to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, divert management's attention from other business matters, and the outcome can be difficult to predict.

7. We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications. Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, and intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technology, and intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited

control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, and intellectual property rights of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our business, and have an adverse effect on our financial condition and results of operations.

8. Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. We may face advanced and persistent attacks on our information infrastructure systems where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Experienced hackers may be able to penetrate our network security and comports or misappropriate our confidential information or that of our customers or our third-party partners creating system disruptions or causing shutdowns. Additionally, sophisticated software that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our network. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

9. Any forecasts we make about our operations may prove to be inaccurate. Our forecasts are based on a number of factors and may prove to be inaccurate. You should not rely on such forecasts to predict our future performance. We must, among other things, i) determine appropriate risks, potential rewards, and levels of investment and demand in our products; ii) respond to economic and market variables outside of our control; iii) respond to competitive developments; iv) respond to regulatory and legal developments outside of our control, and; v) continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failures to do so could have a materially adverse effect on our business and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Our success depends on the experience and skill of our founder and other key employees. In particular, the Company is dependent on Andrew Weinberger, the founder and CEO of the Company. The loss of Andrew Weinberger or other key employees could harm the Company's business and adversely effect our operating results and financial condition.

11. Startup investing is risky by nature and investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. The success of a startup often lies in the development of a new product or service that may or may not find a market fit. Before investing you should carefully consider the specific risks and disclosures related to both this offering and the Company. You should not invest any funds in this offering unless you can afford to lose your entire investment.

12. Your shares are not easily transferable. You should be aware of the long-term nature of this investment and you should not plan on being able to readily transfer and/or resell your security. Currently, there is no public market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may attempt to do so, but until such time you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. Purchasers should be aware of the long-term nature of this investment. By participating in this offering you represent that you are purchasing securities for your own account, for investment purposes, and not with a view to resale or distribution thereof.

13. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents, and subject to state law, you are not entitled to receive any dividends on your shares in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase the shares offered.

14. No guarantee of return on investment. The Company makes no assurance that you will realize a return on your investment or that you may not lose your entire investment. For these reasons you should read Form C and all Exhibits in their entirely and consult with your own attorney and

business advisor prior to making any investment decision.

15. IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. IN SUCH AN EVENT IT MAY BECOME NECESSARY TO ADAPT OR MATERIALLY CHANGE THE COMPANY'S PROPOSED BUSINESS PLAN. YOU SHOULD CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES BEING OFFERED AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED ABOVE.

16. The further development and acceptance of blockchain technology, which are part of a new and rapidly changing industry, are subject to a variety of risks that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain technology may have material adverse effect on the Company's business model. The growth of the blockchain technology in general is subject to a high degree of uncertainty. The factors affecting the further development and utilization of blockchain technology, include, without limitation: (a) Worldwide growth in the adoption and use of blockchain technologies; (b) Government and quasi-government regulation of digital assets and their use; (c) Restrictions on or regulation of, access to and operation of blockchain technology or similar systems; (d) The maintenance and development of the open-source software protocol of blockchain technology; (e) Changes in consumer demographics and public taste preferences; (f) The availability and popularity of other forms or methods of buying and selling goods and services or trading assets including new means of using fiat currencies or existing networks; (g) General economic conditions and the regulatory environment relating to blockchain technologies; and (h) A decline in the popularity and confidence in the integrity of blockchain-based digital assets, including trading digital currencies such as Bitcoin or Ethereum, could materially adversely affect demand for such assets.

17. The development and commercialization of products and services in our industry is highly competitive. Intense competition in the markets in which we compete could prevent us from generating or maintaining profitability. Although we believe our Company is well positioned (we are amongst the first real estate platforms to use blockchain technology, as well as being amongst the first to have a fully operational marketplace with a rewards currency), our industry is highly competitive and only expected to become increasingly competitive in the future. We may face additional competition from new startups entering the industry or from large, existing companies, any of which may have more capital than we have. Furthermore, we must continually develop new products while enhancing, maintaining and improving our existing products to remain competitive. This process requires significant research, design, testing, and development, which is costly and may not directly result in new revenues or profits.

The Offering

PropertyClub, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $625,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We expect to use the funds of this raise for ongoing product development, salaries, marketing, and office expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$30,625
marketing	$2,210	$100,000
product development	$6,500	$400,000
office expenses	$800	$94,375
Total Use of Proceeds	**$10,000**	**$625,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and PropertyClub, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $62.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000	83,300	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver to any investor that purchases Securities in this offering, from the provisions in Article XI of the Company's bylaws that limit and restrict the ability of a member to transfer shares.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We anticipate that any transactions with related parties will be vetted and approved by manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has PropertyClub, Inc. conducted within the past three years?**

    Date of Offering: 10/2018

    Exemption:

    Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)
    (6))

    Securities Offered: Common Stock

    Amount Sold: $26,250

    Use of Proceeds:

    Ongoing product development, employee salaries,
    marketing, office expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company's activities since inception on January 2, 2018 have consisted primarily of formation activities, product development and raising of capital. The Company has already completed a reg-CF raise on netcapital in which $26,250 was raised. The Company did not generate any revenue in 2018, but has begun to onboard paying clients with anticipated recurring monthly revenue of approximately $1,000/month as of Jan 2019, expected to increase to $2,000/month in Feb 2019, and to continue growing as the Company expands its principal operations in 2019. The Company is dependent upon additional capital resources for the continued growth of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities**

        dealer, investment adviser or funding portal?
2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

PropertyClub, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

It's difficult to set an accurate valuation for PropertyClub, Inc., but similar companies in the blockchain real estate space have raised funding at what would be significantly higher valuations. Examples are below: Rentberry recently raised $30MM in an ICO. We believe the quality of our listings and marketplace far surpasses theirs. We also have a fully functional iOS app, something they have not been able to build. Rex aka Imbrex raised over $4MM in an ICO without a functional product. As yet they still have no working product. Propy raised approximately $15MM in an ICO (now valued at over $50MM). At the time of their raise they had a far less developed product than we have. Even now their product is lacking in listings. Numerous other RE startups have raised significant funding with few results and weaker products. Some notable examples include flip.lease (a peer to peer marketplace, essentially a niche that we offer), roomi (a roommate finder, something we have designed as an add-on to our marketplace. We anticipate we will have a better end-to-end solution than roomi as we can combine our marketplace with a roommate matching feature and not rely only on single rooms for rent). Video Transcription: for years Zillow and its subsidiaries 00:01-Street Easy and Trulia have held a 00:04-virtual monopoly on property listings 00:06-and because their biggest focus is 00:09-getting you on their sites to profit off 00:10-you they fill their sites with 00:12-unverified listings that are oftentimes 00:14-fake duplicates or bait and switches 00:17-then if you finally manage to find a 00:19-listing you like and try to contact the 00:21-listing agent Zillow jumps in collects 00:24-your data and sells it to the highest 00:26-bidder that's why we created property 00:29-club it's a new real estate marketplace 00:32-that uses blockchain technology to make 00:35-sure only quality listings are shown 00:37-there are no third parties saving you 00:39-time and money even if you view a 00:42-property and it's not for you. you can 00:44-verify and review the listing owning 00:46-property Club tokens as a reward so if 00:49-you want to save time money and 00:51-frustration property club will help you 00:54-find your dream home the easy way

The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Incorporation: certificateofincorporation.pdf

        Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

    Financials:

        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.propertyclub.nyc

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.